06006149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED
FEB 2 8 2006
192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2005   AND ENDING   DECEMBER 31, 2005
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    CJS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    50 MAIN STREET, SUITE 325
                                      (No. And Street)

WHITE PLAINS	NY	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    BENJAMIN M. WETCHLER   (914) 761-9195
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, L.L.P.   ATTN: JOHN FULVIO, CPA
                          (Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAY 2 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ ARNOLD URSANER _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ CJS SECURITIES, INC. _____ , as of

_____ DECEMBER 31, 2005 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

Notary Public

_____
Signature

_____
PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

CJS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
CJS Securities, Inc.:

We have audited the accompanying statement of financial condition of CJS Securities, Inc. (the "Company") as of December 31, 2005. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CJS Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
January 26, 2006

CJS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 1,144,638
Due from Broker and Clearing Deposits	488,059
Commissions Receivable	457,037
Securities Owned, at Market Value	708,327
Other Assets and Receivables	47,702
Fixed Assets (net of accumulated depreciation and amortization of $96,836)	-
TOTAL ASSETS	$ 2,845,763

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued Expenses and Taxes Payable	$ 339,119
Total liabilities	339,119

Shareholder's Equity:

Common Stock, No Par Value, 200 Shares Authorized, 100 Shares Issued and Outstanding	100
Additional Paid-in Capital	262,571
Retained Earnings	2,243,973
Total Shareholder's Equity	2,506,644
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,845,763

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

CJS Securities, Inc. (the "Company") was incorporated in New York on November 5, 1997 and began operations on July 1, 1998 as a broker-dealer. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America, which requires broker-dealers to report securities at fair market value.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

NOTE 2.   RELATED PARTY TRANSACTIONS

The Company has an agreement with a related company owned by the same shareholder for the use of office space, utilities, and certain office equipment. The Company incurs 100% of the lease obligation in return for the use of the premises and the equipment. This agreement is on a month to month basis and can be terminated at any time by either party without incurring any liabilities.

NOTE 3.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker on behalf of its customers. Through contractual agreement with the clearing broker, the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales").

NOTE 3.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK
            (continued)

These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 4.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or distributions be made in certain instances. The Rule also requires minimum net capital in an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $2,183,138 and excess net capital of $2,083,138.

NOTE 5.   INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax. A provision for this tax has been made and is reflected on the statement of income.

CJS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005
(continued)

NOTE 6.   PENSION PLAN

The Company has a non-contributory defined benefit pension plan with a December 31 year-end. Employees over the age of twenty-one become eligible to participate in the plan after a minimum of one year and at least one thousand hours of service. Plan benefits vest at the rate of 20% each year after two years of service. Included in the accrued expenses on the financial statements is $319,774 for the plan year ending December 31, 2005.